SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No. 2)

GOODMAN GLOBAL, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

38239A100

(CUSIP Number)

John Keffer, Esq.

King & Spalding LLP

1100 Louisiana, Suite 4000

Houston, Texas 77002

(713) 751 - 3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

JOHN BAILEY GOODMAN 1984 GRANTOR TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
228,719 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER
228,719 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

228,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 2 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

MEG GOODMAN DANIEL 1984 GRANTOR TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
260,519 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER
260,519 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

260,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 3 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

BETSY GOODMAN ABELL 1984 GRANTOR TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
347,358 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER
347,358 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 4 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

HAROLD G. GOODMAN 1984 GRANTOR TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
86,838 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER
86,838 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

86,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 5 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

BAILEY QUIN DANIEL 1991 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
2,170,992 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER
2,170,992 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,170,992
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 6 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

LUCY HUGHES ABELL 1991 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
868,397 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER
868,397 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

868,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 7 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

SAM HOUSTON VITERBO ABELL 1991 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
868,397 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER
868,397 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

868,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 8 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

HARRIETT ELIZABETH GOODMAN 1991 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
1,302,595 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER
1,302,595 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,302,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 9 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

JOHN BAILEY GOODMAN, JR. 1991 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
1,302,595 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER
1,302,595 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,302,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 10 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

HUTTON GREGORY GOODMAN 1994 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
303,648 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER
303,648 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

303,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 11 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

HANNAH JANE GOODMAN 1994 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
303,648 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER
303,648 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

303,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 12 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

MARY JANE GOODMAN 1994 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
303,648 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER
303,648 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

303,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 13 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

HAROLD VITERBO GOODMAN II 1994 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
303,648 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER
303,648 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

303,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 14 of 17

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is filed jointly by (i) John Bailey Goodman 1984 Grantor Trust, (ii) Meg Goodman Daniel 1984 Grantor Trust, (iii) Betsy Goodman Abell 1984 Grantor Trust, (iv) Harold G. Goodman 1984 Grantor Trust, (v) Bailey Quin Daniel 1991 Trust, (vi) Lucy Hughes Abell 1991 Trust, (vii) Sam Houston Viterbo Abell 1991 Trust, (viii) Harriett Elizabeth Goodman 1991 Trust, (ix) John Bailey Goodman, Jr. 1991 Trust, (x) Hutton Gregory Goodman 1994 Trust, (xi) Hannah Jane Goodman 1994 Trust, (xii) Mary Jane Goodman 1994 Trust and (xiii) Harold Viterbo Goodman II 1994 Trust, relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Goodman Global, Inc. (the “Issuer”). Such persons are referred to herein collectively as the “Reporting Persons.” Amendment No. 2 supplements and amends the Schedule 13D filed by Reporting Persons on May 10, 2006 (“Original Schedule 13D”) and Amendment No. 1 to the Schedule D filed by Reporting Persons on October 29, 2007 (“Amendment No. 1”) and the Original Schedule 13D and Amendment No. 1 are both incorporated herein by reference. This Amendment No. 2 is being filed by Reporting Persons to correct the shares held as reported in Amendment No. 1. The address of each Reporting Person is Altazano Management, LLC, 109 North Post Oak Lane, Suite 425, Houston, Texas 77024.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds or Other Consideration

No change.

Item 4. Purpose of Transaction

No change.

CUSIP No. 38239A100	13D	Page 15 of 17

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

Reporting Persons are the record holders of 8,651,002 shares of Common Stock of the Issuer, which represent approximately 12.6% of the outstanding Common Stock of the Issuer. The 8,651,002 shares of Common Stock reported as beneficially owned by the Reporting Persons include the shares of Common Stock owned of record by the Reporting Persons, but do not include any shares of Common Stock owned by the other stockholders (the “Apollo Stockholders”) that are party to the Stockholders Agreement dated as of December 23, 2004, as amended (the “Stockholders Agreement”), which 36,940,966 shares (approximately 53.6%) may be deemed beneficially owned by a group comprised of the Reporting Persons and the Apollo Stockholders due to the voting and other provisions of the Stockholders Agreement. Each of the Reporting Persons disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported as beneficially owned by any of the other Reporting Persons or by the Apollo Stockholders, in excess of their pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a) See the information contained on the cover pages to this Amendment No. 2 to Schedule 13D which is incorporated herein by reference. The percentage of the class beneficially owned by each Reporting Person is based on 68,929,493 outstanding shares of Common Stock of the Issuer as of August 6, 2007, as reported by the Issuer in its Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2007.

(b) See the information contained on the cover pages to this Amendment No. 2 to Schedule 13D which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

CUSIP No. 38239A100	13D	Page 16 of 17

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated November 1, 2007 among the Reporting Persons.

Exhibit 2:	Agreement and Plan of Merger dated as of October 21, 2007, by and among Chill Holdings, Inc., Chill Acquisition, Inc. and Goodman Global, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K (file number 001-32850) of the Issuer filed with the Securities and Exchange Commission on October 25, 2007).

Exhibit 3:	Voting Agreement dated as of October 21, 2007, by and among Chill Holdings, Inc. and the Reporting Persons. (Amended Schedule A indicating correct number of shares owned.)

CUSIP No. 38239A100	13D	Page 17 of 17

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Bessemer Trust Company, Trustee of the Hutton Gregory Goodman 1994 Trust

By:	/s/ Philip C. Kalafatis
Name:	Philip C. Kalafatis
Its:	Managing Director

Bessemer Trust Company, Trustee of the Hannah Jane Goodman 1994 Trust

By:	/s/ Philip C. Kalafatis
Name:	Philip C. Kalafatis
Its:	Managing Director

Bessemer Trust Company, Trustee of the Mary Jane Goodman 1994 Trust

By:	/s/ Philip C. Kalafatis
Name:	Philip C. Kalafatis
Its:	Managing Director

Bessemer Trust Company, Trustee of the Harold Viterbo Goodman II 1994 Trust

By:	/s/ Philip C. Kalafatis
Name:	Philip C. Kalafatis
Its:	Managing Director

/s/ C. Hastings Johnson
C. Hastings Johnson, Trustee of the Lucy Hughes Abell 1991 Trust

/s/ C. Hastings Johnson
C. Hastings Johnson, Trustee of the Sam Houston Viterbo Abell 1991 Trust

/s/ Harold G. Goodman
Harold G. Goodman, Trustee of the Harold G. Goodman 1984 Grantor Trust

/s/ Meg Goodman
Meg Goodman (formerly Meg Goodman Daniel), Trustee of the Meg Goodman Daniel 1984 Grantor Trust

Wilmington Trust Company, Trustee of the Meg Goodman Daniel 1984 Grantor Trust

By:	/s/ W. Christopher Kreicker
Name:	W. Christopher Kreicker
Its:	Vice President

/s/ Betsy Goodman Abell
Betsy Goodman Abell, Trustee of the Betsy Goodman Abell 1984 Grantor Trust

/s/ John B. Goodman
John B. Goodman, Trustee of the Betsy Goodman Abell 1984 Grantor Trust

/s/ Daniel A. Breen III
Daniel A. Breen III, Trustee of the Harriett Elizabeth Goodman 1991 Trust

/s/ Daniel A. Breen III
Daniel A. Breen III, Trustee of the John Bailey Goodman, Jr. 1991 Trust

/s/ John B. Goodman
John B. Goodman, Trustee of the John Bailey Goodman 1984 Grantor Trust

/s/ Daniel A. Breen III
Daniel A. Breen III, Trustee of the Bailey Quin Daniel 1991 Trust